Exhibit (a)(11)

INTERNAL MEMORANDUM

Date:	September 24, 2009

From:	Sepracor Inc.

To:	Holders of Options, Restricted Stock and Restricted Stock Units of Sepracor Inc.

Subj:	Treatment of Options, Restricted Stock and Restricted Stock Units of Sepracor Inc. in Merger

The enclosed notice contains very important information regarding the treatment of Sepracor options, shares of restricted stock and restricted stock units in connection with Sepracor’s proposed merger with Dainippon Sumitomo Pharma Co., Ltd.  Please read it carefully.

We encourage you to consult with your personal tax, accounting and legal advisors regarding the treatment of your stock options, shares of restricted stock or restricted stock units under the terms of the merger agreement.

NOTICE TO ALL HOLDERS OF OPTIONS TO PURCHASE
COMMON STOCK, SHARES OF RESTRICTED STOCK
OR RESTRICTED STOCK UNITS OF SEPRACOR INC.

TO THE HOLDERS OF OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE (“Company Common Stock”), SHARES OF RESTRICTED STOCK OR RESTRICTED STOCK UNITS OF SEPRACOR INC. (the “Company”), GRANTED PURSUANT TO THE COMPANY’S

1991 Amended and Restated Stock Option Plan

1991 Amended and Restated Director Stock Option Plan

1997 Stock Option Plan

1999 Director Stock Option Plan

2000 Stock Incentive Plan

2002 Stock Incentive Plan

2008 Director Stock Incentive Plan

2009 Stock Incentive Plan

AND OPTION, RESTRICTED STOCK OR RESTRICTED STOCK UNIT AGREEMENTS ISSUED PURSUANT TO SUCH PLANS (respectively, the “Options”, “Restricted Stock” and “Restricted Stock Units”).

NOTICE IS HEREBY GIVEN that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 3, 2009, with Dainippon Sumitomo Pharma Co., Ltd. (“DSP”) and Aptiom, Inc. (the “Purchaser”).  In accordance with the Merger Agreement, the Purchaser has commenced a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Company Common Stock at a price of $23.00 per share in cash, without interest and subject to applicable withholding taxes, and, subject to the terms of the Merger Agreement, the Purchaser will subsequently merge into the Company, with the Company surviving as an indirect wholly-owned subsidiary of DSP (the “Merger”).

TREATMENT OF OPTIONS

In accordance with the terms of the Merger Agreement, each vested and unvested Option to purchase shares of Company Common Stock that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will become fully vested and be cancelled upon the Effective Time in exchange for a lump sum cash payment equal to $23.00 less the exercise price per share for the Option multiplied by the number of shares issuable under the Option (each, a “Cashed-Out Option”).  In the event an Option has an exercise price per share equal to or greater than $23.00, the Option will be cancelled, without any consideration being payable in respect thereof.

For example, if you hold an Option to purchase 100 shares of Company Common Stock at an exercise price of $10.00 per share, you would receive a payment of $1,300 (100 X $13.00), less applicable transfer fees and withholding taxes, for this Option.  You will receive this amount whether all or only a portion of the Option is vested.

Exercises of Options prior to the Effective Time.  Note that the Company will not accept exercises of Options after 4:00 p.m. (Marlborough, MA time) on Tuesday, October 6, 2009, unless this date is subsequently modified by the Company.  If you wish to exercise your options prior to the closing of the Merger, you must do so before this deadline.

TREATMENT OF RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Vested:  Holders of any previously granted shares of Restricted Stock that have vested and holders of any previously granted Restricted Stock Units that have vested and been settled in shares may tender such shares in the Tender Offer in exchange for the right to receive $23.00 in cash for each share.  Such holders will receive a notice from Morgan Stanley Smith Barney that must be completed and returned in order to tender such shares in the Tender Offer.

Unvested:  Immediately prior to the Effective Time, each unvested share of Restricted Stock and each unvested Restricted Stock Unit that is outstanding will vest in full (and all restrictions and conditions applicable thereto shall lapse), and will, along with any previously vested shares of Restricted Stock and Restricted Stock Units that were not tendered in the Tender Offer, be cancelled and converted into the right to receive a cash payment in the amount of $23.00 per share of Restricted Stock (the “Cashed-Out Restricted Stock”) or Restricted Stock Unit (the “Cashed-Out Restricted Stock Units”), as applicable.

ADDITIONAL INFORMATION

The Effective Time could occur as early as October 14, 2009.

Under the Merger Agreement, payments with respect to the Cashed-Out Options, Cashed-Out Restricted Stock and Cashed-Out Restricted Stock Units are payable by the corporation surviving the Merger or DSP within three business days following the Effective Time.  The cash lump sum amount in respect of such Cashed-Out Options, Cashed-Out Restricted Stock and/or Cashed-Out Restricted Stock Units will be delivered to holders thereof without interest and net of all applicable transfer and withholding taxes, including income and employment taxes.

Holders of Options, Restricted Stock or Restricted Stock Units (whether vested or unvested) do not need to take any action to receive the payments described in this notice.  Each holder is encouraged to consult with his or her personal tax, accounting and legal advisors regarding the treatment of Options, Restricted Stock and Restricted Stock Units under the terms of the Merger Agreement.

The information in this notice is qualified in its entirety by the terms of the Merger Agreement filed by the Company with the United States Securities and Exchange Commission (“SEC”) on September 3, 2009 as an exhibit to the Company’s Current Report on Form 8-K.  You may obtain a copy of the Merger Agreement, the Offer to Purchase filed by DSP and the Purchaser as an exhibit to the Tender Offer Statement on Schedule TO (the “Offer to Purchase”), and the Tender Offer Solicitation/ Recommendation Statement filed by the Company on Schedule 14D-9 (the “Schedule 14D-9”) through the SEC’s website, at http://www.sec.gov.  These materials can also be accessed by Company employees on SEPResource.  Each holder should carefully read the Merger Agreement, the Offer to Purchase and Schedule 14D-9 for additional information and details about the Merger and the treatment of Options, Restricted Stock and Restricted Stock Units.

As a reminder, U.S. securities laws prohibit you from trading in Company securities while you possess material, nonpublic information about the Company, and all trading in Company securities is subject to the Company’s Insider Trading Policy.